EXHIBIT 12.1

AGIOS PHARMACEUTICALS INC.

STATEMENT OF COMPUTATION OF RATIOS

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges:
Net loss from operations	(230,664,000)	(200,985,000)	(118,700,000)	(54,133,000)	(38,882,945)	(22,995,000)
Add: Provision (benefit) for income taxes	—	—	—	(426,000)	579,000	(2,824,000)
Add: Fixed charges	170,830	307,285	349,757	234,324	113,936	113,936

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	(230,493,170)	(200,677,715)	(118,350,243)	(54,324,676)	(38,190,009)	(25,705,064)

Fixed Charges:
Interest expense	—	—	—	—	—	—
Add: Portion of rental expense which represents interest factor	170,830	307,285	349,757	234,324	113,936	113,936

TOTAL FIXED CHARGES	170,830	307,285	349,757	234,324	113,936	113,936

Preferred stock dividends	—	—	—	—	4,162,000	7,190,000

TOTAL COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	170,830	307,285	349,757	234,324	4,275,936	7,471,643

Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	—	—	—

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)(3)	—	—	—	—	—	—

(1)	Due to our losses for the nine months ended September 30, 2017 and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 the coverage ratio was less than 1:1.
(2)	We would have needed to generate additional earnings of $230.7 million, $201.0 million, $118.7 million, $54.6 million, $38.3 million, and $25.8 million for the nine months ended September 30, 2017 and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively, to cover our fixed charges in those periods.
(3)	We would have needed to generate additional earnings of $230.7 million, $201.0 million, $118.7 million, $54.6 million, $42.5 million, and $33.2 million for the nine months ended September 30, 2017 and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively, to cover our fixed charges and accrued preferred dividends during those periods. We did not have any preferred stock outstanding after the completion of our initial public offering in July 2013.